January 28, 2009

VIA EDGAR AND EXPRESS COURIER

Ms. Kathryn McHale, Esq.
Attorney-Adviser
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
U.S.A.

Re:	ICICI Bank Limited
Form 20-F for the year ended March 31, 2008
Filed September 29, 2008 (File No. 1-15002)

Dear Ms. McHale:

This letter is in response to the comments of the Securities and Exchange Commission regarding the above-referenced Annual Report on Form 20-F, set forth in your letter dated December 10, 2008 to Mr. K. V. Kamath. Set forth below are the responses to the comments in your letter. For your convenience, each of the Staff’s comments is copied below and followed by our response.

Risk Management

Credit Spread Risk, page 47

1.
We note your disclosure regarding your investment in senior bonds of Lehman Brothers (Lehman) and the aggregate portfolio of investments in international corporate and financial sector debt and mortgage-and asset-backed securities. Further, we note you expect the realized and unrealized mark-to-market losses on these investments to adversely impact net income in fiscal 2009. Please tell us (qualitatively and quantitatively) how the realized and unrealized losses on your investment in Lehman senior bonds and your other investments in international corporate debt and mortgage-and asset-backed securities impacted your current financial statements.

Response: At September 30, 2008, we had a gross investment of approximately US$ 79 million (EUR 57 million) in senior bonds of Lehman Brothers and an aggregate gross portfolio of Rs. 247.1 billion (US$ 5.3 billion) in investments in international corporate and financial sector debt and mortgage-and asset-backed securities. As mentioned in the para on Credit Spread Risk, the global financial markets deteriorated sharply in September 2008 following the bankruptcy filing by Lehman Brothers and certain other market events. Due to the above, we have incurred realized losses of Rs. 346 million (about US$ 7 million) and unrealized losses

(including impairment losses on bonds of Lehman) of about Rs. 6.8 billion (about US$ 145 million) in respect of the investments listed above during the six month period ended September 30, 2008. The above unrealized losses include the mark-to-market impact of about Rs. 2.7 billion (about US$ 58 million) on the available for sale portfolio of fixed income investments of our subsidiaries in the United Kingdom and Canada, which was included in our stock holders' equity. The above investments in the aggregate constituted 5.0% of our total assets as of September 30, 2008 and the investment in Lehman constituted 0.1% of our total assets as of that date.

2.
Considering your disclosures, as noted above (i.e. your exposure to Lehman and other investments in international corporate and financial sector debt and mortgage-and asset-backed securities), and your expectation of an adverse impact on net income in fiscal 2009, tell us the factors you considered in determining that additional disclosure of your exposure and the impact to results of operations was not necessary in your Form 6-K filed on October 27, 2008.

Response:  A number of factors influenced our determination that specific disaggregated disclosure regarding our exposure to Lehman and other investments in international corporate and financial sector debt and mortgage-and-asset-backed securities was not necessary in our press release about our six month interim results which we released on October 27, 2008 and filed on Form 6-K that same day.

ICICI Bank is a foreign private issuer with a fiscal year ending on March 31 that files its annual report in Form 20-F. ICICI Bank also issues an annual report in the format required by Indian regulation. The principles of materiality with respect to market disclosures are substantively the same in India as they are in the United States.  ICICI Bank publishes interim (quarterly) financial results as required by Indian regulation, which stipulates disclosure of summary standalone, consolidated and segmental financial information in a prescribed format. As required by US laws and regulations and in line with the practice followed since the US listing of ICICI Bank in 2000, ICICI Bank files the interim financial information issued in accordance with Indian regulations on Form 6-K. In addition, ICICI Bank responds to market concerns and queries on its operations as required by the circumstances that may prevail at a given time.

Following the bankruptcy filing by Lehman, the financial systems of the US and Europe witnessed severe challenges and rapid deterioration in market confidence.  Like many financial institutions, our share price was also affected due to market concerns regarding our exposure to the international financial markets and, as events unfolded, we took a number of opportunities to inform the market of our positions. Like other financial institutions, we reacted quickly when faced with difficult market conditions.

Despite our rapid international expansion over the last few years, our credit risk remains very much tied to India, Indian retail customers and Indian corporate clients. Our branch in the US opened in 2008 and our brokerage operations in the United States are very limited. Our direct exposure to international corporate and financial sector debt and mortgage and asset backed securities is largely held by our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC, which acquired this portfolio for asset-liability management purposes.  Our exposure to Lehman, which is approximately US$ 79 million, constitutes a small portion of our total investment in international corporate and financial sector debt and mortgage-and-asset-backed securities, which was approximately US$ 5.3 billion at September 30, 2008, and constitutes an even smaller portion (less than 1.0%) of the total assets of the UK subsidiary and the consolidated total assets of the Bank (less than 0.1%).  Despite our judgment that the exposure to Lehman was not material to our operations, we made a number of announcements and disclosures during the period between Lehman’s declaration of bankruptcy and the filing of the October 27, 2008 6-K, concerning our exposure to Lehman and the investment portfolio of our UK subsidiary, which are described below.

When Lehman Brothers declared bankruptcy on September 15, 2008, it immediately created a great deal of turbulence and uncertainty in the market, particularly in the banking sector.  Given the prevailing market conditions at the time, we thought it best to inform our investors that ICICI Bank’s investment in Lehman was relatively small, and would not materially impact the financial position of ICICI Bank.  For this reason, on September 16, 2008, we distributed and posted on our website two statements describing the amount of Lehman bonds we held and explaining that the potential losses resulting from our investment in Lehman securities was not material. We disclosed that ICICI Bank UK PLC held senior bonds of Lehman in an amount of approximately Euro 57 million. We also explained that, as part of our treasury operations, we had undertaken transactions with Lehman entities as counterparties and that the exposure to Lehman entities on account of these transactions and the potential loss thereon were not material. We made these disclosures not because we believed that the Lehman bankruptcy posed a real threat to our earnings or operations, but because we knew that our investors, and the market in general, would be anxious to know the extent of our Lehman exposure. The exposure to Lehman Brothers as above was less than 1.0% of ICICI Bank UK PLC’s total assets as of June 30, 2008 and less than 0.1% of ICICI Bank’s consolidated total assets as of that same date.

On September 29, 2008 we filed our Form 20-F for the year ended March 31, 2008 in which we disclosed our UK subsidiary’s exposure to the Lehman bonds and our aggregate investments in international corporate and financial sector debt and mortgage-and-asset-backed securities. We also outlined in the risk factors to our Form 20-F the key risks we felt we faced, both directly and indirectly, from the financial crisis.  See “Risk Factors — Risks Relating to India and Other Economic and Market Risks —Like all financial institutions, we are vulnerable to episodes of financial instability in India and in other countries which could adversely affect our business and the price of our equity shares and ADS” and “Risk Factors — Risks Relating to our Business — We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face.” In addition, information pertaining to our Lehman exposure that was disclosed in our September 16, 2008 press releases was repeated in our Form 20-F.  See “Risk Management — Quantitative and Qualitative Disclosures about Market Risk — Credit Spread Risk.”

On September 29 and 30, 2008, we also distributed and posted on our website two statements giving additional information on the investment portfolio of ICICI Bank UK PLC.

Thus, by the time we made our results release on October 27, 2008, we had already made substantial disclosures to the market. While reporting our interim standalone and consolidated financial results, we additionally disclosed the net loss of US$ 35 million incurred by our UK subsidiary on account of the mark-to-market impact of credit spread widening that we had warned of in our Form 20-F for the year ended March 31, 2008. We also disclosed in our October 27, 2008 6-K that we had completely closed out our non-India linked credit derivatives positions at no incremental loss over and above the provisions already held.  In light of the substantial disclosures made up to and including the release of interim financial information, the size of our exposures to Lehman and asset-backed mortgage securities and the interim financial reporting requirements applicable to us, we did not disaggregate such exposures or related provisioning and losses. We also note that, during the periods under discussion, we were not issuing securities in the US markets, other than through our existing US commercial paper program.

Thus, the October 27, 2008 press release should be read along with a series of other disclosures we had previously made during September and in our recently filed Form 20-F.  As stated below (in response to query 3 of your letter), we propose to provide additional details of this portfolio and the related gains/ losses in our subsequent annual reports on Form 20-F.

3.
In light of the current global financial markets environment, please revise your future filings to provide a more robust discussion of your exposure to international investment securities, including but not limited to the following:

Response:  Regarding the specific disclosures that you have requested in your comment letter, we feel that it is appropriate to address each item separately, and we have done so below.

•
Quantify, separately by country, accounting classification (i.e. trading, available-for-sale and held-to-maturity) and investment type, the aggregate carrying value of your international investments as of each balance sheet date;

As you have requested, we will provide more detailed disclosure with respect to these types of investments in our future filings.  However, as ICICI Bank is a relatively small financial institution (by international standards), with operations substantially concentrated in India or linked to Indian corporate credit, the size of our international investments in many countries would not be material to investors.  Therefore, we feel that a regional breakdown of our international investments (as opposed to a country-by-country breakdown) would be more appropriate for a bank of our size, and would provide the market with the data necessary to make informed decisions with respect to our securities. We will provide such regional breakdowns in our future filings.
•
•	Quantify, separately by country, accounting classification and investment type, the gross realized and unrealized mark-to-market losses on these investments for the periods presented;

For the reasons discussed above, we feel that a regional breakdown of these mark-to-market losses would be more appropriate for a bank of our size and focus, and would provide the market with more useful data than would a country-by-country breakdown.

•	Quantify the aggregate realized and net unrealized mark-to-market losses recognized in your Consolidated profit and loss accounts;

We will include the additional disclosures as requested in your letter in our future Form 20-F filings.

•	Disclose any significant concentrations of credit risk, whether from an individual counterparty or a group of counterparties, for the periods presented;

As discussed in our Form 20-F for the year ended March 31, 2008, retail finance constituted 57% of our gross loans and advances at fiscal year end. We have also provided a breakdown of our credit risk by sector.  See “Business — Loan Portfolio — Loan Portfolio by Category.”  In this same filing, we also discussed (on a no-name basis) our 20 largest individual borrowers, disclosing that they accounted for approximately 12.5% of our gross loan portfolio. See “Business — Loan Portfolio — Loan Concentration.”  We believe that the information disclosed in these sections provides the market with adequate data with respect to our largest loan exposures to various counterparties and sectors.

•	Disclose how you mitigate credit risk with respect to these investments (for example, credit derivatives, collateral, etc.); and

We will include the additional disclosures as requested in your letter in our future Form 20-F filings.

•
Disclose the nature and type of assets underlying your asset-backed securities, for example, the type of loans (e.g. sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings).

As discussed above, ICICI Bank is primarily focused on the Indian retail and corporate finance market, and our investment in international mortgage and asset-backed securities are not a material component of our total assets.  As at March 31, 2008, our investment in these types of securities constituted roughly 0.7% of our total assets.

Related Party Transactions, page 118

4.
Please amend Item 7 of your 20-F to comply with the form requirements. Specifically, Form 20-F requires that any loans to related parties to be specifically disclosed unless you have included the representations in Instruction 2 to Item 7.B; however, we note you appear to have engaged in various transactions with related parties and key management personnel for which these representations have not been made. In addition, please disclose each related party and any material terms to the transactions you have included on pages 118 and 119. For example, on page 119, you state that the company paid interest to its associates/other related entities amounting to Rs. 27 million; please disclose the nature of this interest and the interest rate(s) or any unusual terms.

Response:  The transactions disclosed in the related party disclosures include fee expenses, corporate loans issued, deposits accepted and interest received on such loans or interest paid on such deposits accepted, in all cases, in the ordinary course of business. The above transactions are primarily with Firstsource Solutions Limited, I-Process Services (India) Private Limited and I-Solutions Providers (India) Private Limited. For example, the interest amounting to Rs. 27 million (US $674,6631) disclosed on page 119 of Form 20-F represents interest on fixed deposits placed during the year by Firstsource Solutions Limited. These transactions were made on substantially the same terms including interest rate as those prevailing at the time of comparable transactions with other parties.  Moreover, at US $674,663, the total amount of interest paid to our associates/other related entities was not material to our business.

    1 As was the case for in our Form 20-F for the year ended March 31, 2008, this translation from rupees to US dollars is based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2008, which was Rs. 40.02 per US$ 1.00. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given.

We also note that, while we do not include the exact wording of the representation in Instruction 2 to Item 7.B in our Form 20-F for the year ended March 31, 2008, advances given to, and deposits accepted from key management personnel are on the same terms as those prevailing for other employees of the Bank.  All the advances outstanding as of March 31, 2008 were given to key management personnel before they were appointed as Directors of the Bank. Other related party transactions disclosed are generally on the same terms as those prevailing at the time of comparable transactions with other parties.  In addition, we do include representations in our Form 20-F which are substantively similar to the representations required by Instruction 2 to Item 7.B.  We refer, for example, to "Management—Compensation and Benefits to Directors and Officers—Loans", in which the following paragraph appears:

“ICICI Bank has internal rules for grant of loans to employees and whole time directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-whole time directors are not eligible for any loans. At year-end fiscal 2008, there were loans of Rs. 9.0 billion (US$ 225 million), compared to loans of Rs. 6.5 billion (US$ 162 million) at year-end fiscal 2007, outstanding to ICICI Bank employees. This amount included loans of Rs. 14 million (US$ 349,825), compared to Rs. 45 million (US$ 1 million) at year-end fiscal 2007, to certain of its directors and executive officers, made on the same terms, including as to interest rates and collateral, as loans to other employees.”

We also bring your attention to the paragraph in our section on “Supervision and Regulation - Subsidiaries and Other Financial Sector Investments” wherein we have reiterated that the Bank is required to maintain “arms’ length” relationship with its subsidiaries. The relevant paragraph is reproduced below for your information.

“SUPERVISION AND REGULATION

Subsidiaries and Other Financial Sector Investments

ICICI Bank is required to maintain an “arms’ length” relationship with its subsidiaries and with mutual funds sponsored by it in regard to business parameters such as not taking undue advantage in borrowing/ lending funds, transferring/ selling/ buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing its clients through them when ICICI Bank is not able or not permitted to do so itself”.

In view of the above and the fact that the related party transactions are not material to our operations, we feel that a revision in the document is not required. However, as the representation required by Instruction 2 to Item 7.B is factually true with respect to our loans, we will include the representation with respect to loans in our future filings.

*           *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns, which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at 011-33-1-56-59-36-70 (margaret.tahyar@dpw.com).

Sincerely yours,
/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

cc:	Manoj Kumar Vijai, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell